Exhibit 99.1

Micware Announces Participation in Upcoming Investor Events

KOBE, Japan, September 9, 2026 (GLOBE NEWSWIRE) – Micware Co., Ltd. (Nasdaq: MWC) (the “Company” or “Micware”), a Japan-based provider of software development services and innovative IT solutions mainly focused on the automotive and mobility sectors, today announced that its Founder and Chief Executive Officer, Mr. Kenji Narushima, and the President of Micware North America, Inc., Mr. Takashi Harishima, will participate in the following three investor events:

Non-Deal Roadshow

●	Date: September 10–11, 2026

●	Location: 590 Madison Avenue, 28th Floor, New York, NY

●	Host: A.G.P./Alliance Global Partners

H.C. Wainwright 28th Annual Global Investment Conference

●	Date: September 14–16, 2026

●	Location: Lotte New York Palace Hotel, New York, NY

●	Registration Link: Click here

●	Management will be available for one-on-one investor meetings throughout the conference.

Emerging Growth Virtual Conference

●	Date: September 24, 2026

●	Location: Virtual

●	Presentation Time: 3:55 PM Eastern Time

●	Registration Link: Click here

●	Micware’s Founder and Chief Executive Officer, Mr. Narushima, will provide a 10-minute update presentation during the conference.

For more information about the conferences or to schedule a one-on-one meeting with Micware management, contact your conference representative or email mic_ir@micware.co.jp.

About Micware Co., Ltd.

Micware Co., Ltd. is a Japan-based provider of software development services and innovative IT solutions mainly focused on the automotive and mobility sectors. The Company is primarily engaged in the development and sale of in-vehicle infotainment (“IVI”) systems covering multimedia, navigation, human machine interface, telematics, and driver assistance, as well as navigation software and location information-based smartphone applications.

Since its founding in 2003, Micware has built over 20 years of experience in automotive software and has established long-term relationships with major original equipment manufacturers (“OEM”) in Japan, including Honda Motor Co., Ltd. and Toyota Motor Corporation. Leveraging its engineering capabilities, proprietary technologies, and long-standing OEM relationships, the Company was ranked 9th among Japan-based Tier 1 suppliers in the IVI market in terms of revenue as of February 28, 2024, according to an industry report titled “IVI, Automotive Navigation System and Digital Mapping Market” commissioned by the Company and prepared by Frost & Sullivan. Micware operates across Japan through six operating entities and 13 branch offices and has established subsidiaries in the United States, Thailand, and Germany for overseas operations.

For more information, please visit the Company’s IR website: www.ir-micware.com.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”). Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the annual report on Form 20-F and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Micware Co., Ltd.

Investor Relations Department

Phone: +81-3-6699-9899

Email: mic_ir@micware.co.jp

Public Relations

Email: mic_pr@micware.co.jp

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com

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